Filed pursuant to Rule 424(b)(3)

SEC Registration No. 333-152331

COASTAL CAROLINA BANCSHARES, INC.

A Proposed Bank Holding Company for

COASTAL CAROLINA NATIONAL BANK

(Proposed)

Offering of up to 3,000,000 shares of Common Stock

Supplement to Prospectus

Dated September 8, 2008

This document supplements our prospectus dated September 8, 2008 (the Prospectus), pursuant to which we are offering up to 3,000,000 shares of common stock at $10.00 per share.

Extension of Offering

The offering was originally scheduled to expire on December 1, 2008, subject to our right to extend the offering for one or more periods up to June 20, 2009.  We have decided to extend the offering through January 31, 2009, subject to our right to terminate the offering earlier or to further extend it from time to time up to a date no later than June 20, 2009.  We are now offering our stock in Tennessee and Virginia as well as in Florida, Georgia, North Carolina and South Carolina.  We may add other states in the future.  As required by NCAC Title 18 Chapter 6 Section 1314, subscribers from North Carolina will be entitled to receive interest earned on their subscriptions while held in escrow if funds are returned to investors.

FDIC and Federal Reserve Approvals Received

On October 1, 2008, we received preliminary approval from the Federal Deposit Insurance Corporation (FDIC) for deposit insurance.  Having received preliminary approval from the Office of the Comptroller of the Currency and the FDIC, we filed an application with the Board of Governors of the Federal Reserve (Federal Reserve) to form a bank holding company and received that approval on November 21, 2008.  We hope to begin banking operations during the first quarter of 2009.

TO THE EXTENT ANY INFORMATION SET FORTH IN THIS SUPPLEMENT IS INCONSISTENT WITH OR CONTRARY TO THE INFORMATION SET FORTH IN THE PROSPECTUS, THE INFORMATION SET FORTH HEREIN SHALL SUPERSEDE THE INFORMATION CONTAINED IN THE PROSPECTUS.  THIS SUPPLEMENT DOES NOT CONTAIN A COMPLETE DESCRIPTION OF THE TERMS OF THE OFFERING AND INFORMATION RELATING TO OUR COMPANY.  PROSPECTIVE INVESTORS SHOULD READ THE PROSPECTUS AND THIS SUPPLEMENT IN THEIR ENTIRETY PRIOR TO SUBSCRIBING FOR SHARES OF THE COMMON STOCK.

The date of this Supplement is November 24, 2008

Forward-Looking Statements

The Prospectus and this Supplement contain “forward-looking statements” about us and our operations, performance, financial condition and likelihood of success. These statements are based on many presumptions and estimates. Our actual results will depend on a number of factors, including many that are beyond our control. The words “may,” “would,” “could,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan”, “hope” and “estimate,” as well as similar expressions, identify forward-looking statements. Because forward-looking statements involve risks and uncertainties that are beyond our control, actual results may differ materially from those expected in the forward-looking statements. We discuss what we believe are the most significant of these risks, uncertainties and other factors under the heading “Risk Factors” in the Prospectus, and below in this Supplement under the heading “Additional Risk Factors.”

All forward-looking statements herein are based on information available to us as of the date of this Supplement.  We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Summary

To fully understand this offering, you should read the entire Prospectus carefully.  We formed Coastal Carolina Bancshares, Inc. on February 28, 2008, to organize and serve as the holding company for Coastal Carolina National Bank, a proposed new national bank to be headquartered in Myrtle Beach, South Carolina (the Bank).  We intend to operate under a community banking philosophy that seeks to develop broad customer relationships based on service and convenience while maintaining a conservative approach to lending and strong asset quality.  We plan to offer our customers, primarily professionals and small and medium-sized businesses, a variety of traditional loan and deposit products, which we tailor to their specific needs.  Making high quality, profitable loans, which result in long-standing relationships with our borrowers, will be the cornerstone of our approach to business.

We believe our emphasis on personal service will put us at a competitive advantage relative to the other banks in our market area and will be an instrumental contributing factor to the growth we hope to experience.  We believe our success will be built on the strength of our management team and board of directors, a conservative credit culture, the growth characteristics of the market in which we will operate and our ability to expand our franchise by attracting seasoned bankers.

Additional Risk Factors

The recently enacted Emergency Economic Stabilization Act of 2008 may not stabilize the United States financial system.

The capital and credit markets have been experiencing volatility and disruption for more than a year.  In recent months, the volatility and disruption has reached unprecedented levels.  In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength.  On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the EESA).  The legislation was the result of a proposal by Treasury Secretary Henry Paulson to the United States Congress on September 20, 2008, in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions.  The Treasury and banking regulators are implementing a number of programs under this legislation to address capital and liquidity issues in the banking system.  See “Recent Developments” below.  We do not know what actual impact the EESA will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced.  The failure of the EESA to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition and results of operations.

Current adverse market conditions have resulted in a lack of liquidity and reduced business activity.

Dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions.  These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions.  The willingness of other banks to lend to the Bank may be further reduced by the fact the Bank is new and has no established banking relationships.  Loans from other banks will be essential for the Bank to maintain liquidity and grow its loan portfolio.  The Bank anticipates having sufficient liquidity to fund its immediate growth and operations following its initial capitalization, however, a prolonged lack of available credit with resulting reduced business activity could materially and adversely affect our business, financial condition and results of operations.

Recent negative developments in the financial industry and the domestic and international credit markets may result in more legislation and regulatory oversight.

Negative developments in the latter half of 2007 and during 2008 in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing well into 2009. A continued recession could reduce the profitability and therefore the credit worthiness of the Bank’s otherwise prospective customers.  As a result of the “credit crunch,” commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits (including through rate wars) and quality loans has increased significantly.  In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline.  Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets.  As a result, the potential exists for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of formal enforcement orders.  Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to obtain deposits or originate loans, and adversely impact our business, financial condition and results of operation.

A prolonged economic downturn affecting Horry County could reduce our potential level of deposits and the demand for our financial products.

Our success will depend significantly upon economic conditions in Horry County and the surrounding areas, including employment levels, housing starts and the strength of the tourism industry.  Unlike many larger institutions, we will not be able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations.  If the current economic downturn in the economy of the Horry County market, such as the decline in tourism, the depressed local real estate market and the recent bankruptcy filing of the newly opened Hard Rock Park, continues for a prolonged period, it could reduce our potential level of deposits and the demand for our financed products, including loans, thereby adversely affecting our business, financial condition and results of operations.

Recent Regulatory Developments

The following is a summary of recently enacted laws and regulations that could materially impact our business, results of operations or financial condition. This discussion should be read in conjunction with the “Supervision and Regulation” section of the Prospectus.

In response to financial conditions affecting the banking system and financial markets and the potential threats to the solvency of investment banks and other financial institutions, the United States government has taken unprecedented actions. On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008.  Pursuant to the EESA, the Treasury has the authority to, among other things, purchase mortgages, mortgage-backed securities and other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the United States financial markets.  The EESA also included a provision to increase the amount of deposits insured by the FDIC in a bank from $100,000 per depositor to $250,000 through December 31, 2009.

On October 7, 2008, the Board of Directors of the FDIC adopted a restoration plan accompanied by a notice of proposed rulemaking that would increase the rates banks pay for deposit insurance, while at the same time making adjustments to the system that determines what rate a bank pays the FDIC.  Under the proposal, the assessment rate schedule would be raised uniformly by seven basis points (annualized) beginning on January 1, 2009.  Although final rules have not been published, we anticipate the cost of insuring deposits will increase in 2009, when and if the final rules are adopted.

On October 14, 2008, the Treasury announced the “Capital Purchase Program” under the EESA, pursuant to which the Treasury intends to make senior preferred stock investments in participating financial institutions.  Although the application deadline to participate in the “Capital Purchase Program” will expire prior to the time we hope to receive all final regulatory approvals and open the Bank, governmental intervention and new regulations under these programs could materially and adversely affect our business, financial condition and results of operations.

Also on October 14, 2008, the FDIC announced a new program – the Temporary Liquidity Guarantee Program – that provides unlimited deposit insurance on funds in non-interest-bearing transaction deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000, as well as a 100% guarantee of the senior debt of all FDIC-insured institutions and their holding companies.  All eligible institutions were covered under the program until November 14, 2008, without incurring any costs.  Participating institutions are now being assessed a charge of 10 basis points per annum for the additional insured deposits and a charge of 75 basis points per annum for guaranteed senior unsecured debt.  Once open, the Bank anticipates participating in these programs to the extent it is eligible to do so.

Financial Condition and Results of Operation

At September 30, 2008, we had total assets of $609,396, consisting principally of premises and equipment, and we had total liabilities of $1,731,597, consisting mainly of the outstanding line of credit and advances from our organizers and non-organizer founder. During the three and nine months ended September 30, 2008, we incurred losses of $366,366 and $950,320, respectively, with expenses consisting primarily of salaries, consulting fees, legal fees, other professional fees and operating costs of the main office. We expect to incur additional losses during our initial years of operation.

We expect to complete our organizational activities and commence banking operations during the first quarter of 2009. Any delay in opening the Bank will increase our organizational and pre-opening expenses and postpone our realization of potential revenue. We anticipate these costs will range from $175,000 to $200,000 each month the opening of the Bank is delayed. Delays may occur as a result of, among other things, delays in receiving all necessary regulatory approvals or our inability to achieve the minimum offering of $21 million. If we experience an extended delay in opening the Bank, we may be required to seek additional borrowings, whether through increasing our existing line of credit or through an additional line of credit with another lender. There can be no assurance we will be able to obtain such financing on satisfactory terms. In addition, we may need to raise the minimum offering amount to cover expenditures resulting from a delay in opening.